Filed by Genomic Solutions Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:
Genomic Solutions Inc. (Commission File No.: 000-30549)
and
Cartesian Technologies, Inc.

From:	GENOMIC SOLUTIONS INC.	Investor Contact:
	4355 Varsity Drive	Steven J. Richvalsky
	Ann Arbor, Michigan 48108	Executive Vice President,
	734.975.4800	Chief Financial Officer
steve@genomicsolutions.com

Media Contact:
Kathleen M. Murphy
Vice President, Corporate Communications
kathleen.murphy@genomicsolutions.com

FOR RELEASE FRIDAY, SEPTEMBER 7, 2001

GENOMIC SOLUTIONS TO ACQUIRE CARTESIAN TECHNOLOGIES

•	Solidifies leadership position as supplier of innovative automation products to the drug discovery market
•	Opens up new market segments in high-throughput screening, functional genomics, proteomics and structural genomics
•	Enhances revenue opportunities and expected financial performance

(ANN ARBOR, Mich., USA) Genomic Solutions Inc. (Nasdaq NM: GNSL) announced today the signing of a definitive agreement to acquire Cartesian Technologies, Inc. (Cartesian), a leading manufacturer of innovative systems for the life science industry based in Irvine, CA. Genomic Solutions will issue 6,800,681 shares of common stock, options to purchase 449,319 shares of common stock and $2.5 million in cash to acquire privately held Cartesian. The transaction is expected to close in the fourth quarter of this year, subject to the satisfaction of customary closing conditions, including approval by the company’s stockholders.

Formed in 1994, Cartesian’s product sales for the past 4 years have increased at an average annual rate of 74%. The company provides systems for precision microscale liquid handling and automation. Cartesian products meet the needs of scientists in the pharmaceutical, biotech, and life science research markets, helping to automate and

Genomic Solutions To Acquire Cartesian / September 7, 2001 / Page 2

increase the process efficiencies in areas such as high-throughput screening, DNA microarray production and combinatorial chemistry.

     “Enhanced revenue and cost reduction opportunities, plus the inherent product cross selling opportunities, make this acquisition a timely, ideal fit for Genomic Solutions. The combined company will be a significant player in automation tools for drug discovery with broad product lines for microarrays, proteomics, high-throughput screening and combinatorial chemistry,” according to Jeffrey S. Williams, President and CEO of Genomic Solutions. “The acquisition will complement the company’s microarray and proteomic product lines with high throughput screening automation products and will strengthen its existing product lines,” Williams continued.

Cartesian President Thomas C. Tisone, Ph.D. commented, “we feel strongly that combining the resources, technology, products and markets of Cartesian and Genomic Solutions creates a company that will offer a full range of state of the art systems for all areas of drug discovery applications. Our respective technologies, products and markets served, are a perfect complement to each other.”

Strengthened Market Position

•	Cartesian has developed innovative micro-dispensing technologies for a wide variety of applications. The most recent example is the patented synQUAD™ technology for dispensing nanoliter volumes of reagents with high-speed precision and accuracy. Cartesian products based on this technology are experiencing rapid sales growth in the high throughput screening, functional genomic and combinatorial chemistry markets.

•	The acquisition will broaden Genomic Solutions sales opportunities through the addition of Cartesian microarray systems to the company’s product line and modification of other existing products through incorporation of Cartesian technology. Cartesian currently has an install base of 170 microarrayers and is the leader in 1536 well liquid handling for high throughput screening.

•	The acquisition will dramatically bolster Genomic Solutions’ presence in the high throughput screening, functional genomics, proteomics and structural genomics market segments. Liquid handling and high-speed dispensing accounted for approximately 75% of Cartesian’s fiscal year 2000 revenues. Microarray robots accounted for most of the remaining sales. Cartesians’ sales for the fiscal year ending October 31, 2001 are projected at over $9 million, with profits in excess of $200,000.

Additional Financial Information

The transaction is anticipated to close in the fourth quarter. Management expects to provide additional information regarding the financial outlook for the combined companies during Genomic Solutions third quarter financial conference call.

Genomic Solutions To Acquire Cartesian / September 7, 2001 / Page 3

About Genomic Solutions

The company designs, develops, manufactures, markets and sells instruments, software, consumables and services used to determine the activity level of genes and to isolate, identify and characterize proteins. The company’s products and systems enable researchers to perform complex, high volume experiments at a lower cost and in less time than traditional techniques. As a result, Genomic Solutions products and systems facilitate more rapid and less expensive drug discovery.

Special Note

Statements in this news release that are not strictly historical are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve a high degree of risk and uncertainty that exist in the company’s operations and business environment. Such statements are predictions only and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could affect actual events or results include risks associated with performance under the company’s agreements with third parties, research and development progress, competitive products and the strength of the company’s patent portfolio. These factors and others are more fully described under “Risk Factors” in Genomic Solutions’ Form 10-K for the year ended Dec. 31, 2000, and in Genomic Solutions’ other filings with the Securities and Exchange Commission. The company expressly disclaims any obligation or undertaking to release publicly any updates for revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

For more information

Contact Genomic Solutions at corporatecommunications@genomicsolutions.com or visit the company’s Web site, www.genomicsolutions.com .

* * * *

Genomic and Cartesian will be filing a joint proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, the joint proxy statement/prospectus will be made available for free to the shareholders of Genomic and Cartesian. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Genomic Solutions To Acquire Cartesian / September 7, 2001 / Page 4

Genomic and its directors, executive officers and certain other members of management and employees may be soliciting proxies from Genomic shareholders in favor of the merger. Cartesian and its directors, executive officers and certain other members of management and employees may be soliciting consents from Cartesian shareholders in favor of the merger. Information concerning the participants in the proxy solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Note Regarding Forward Looking Statements

This news release contains forward-looking statements. These statements include statements regarding the period following completion of the merger. Words such as “intend,” “believe,” “expect,” “plans” and words and terms of similar substance identify forward looking statements. All forward looking statements are subject to various risks, uncertainties and other factors that could cause actual results to vary materially from the results anticipated in such forward-looking statements. Such risks, uncertainties and other factors include the market’s difficulty in valuing the combined company’s business model, the failure to realize the anticipated benefits of the merger, competition, management’s ability to manage the combined company’s growth, the ability to deliver new products and services to the market on time, the inability to accurately predict future revenues of the combined company and other risks to be detailed in the joint proxy statement/prospectus to be filed with the SEC in connection with this transaction. Additional risks and uncertainties related to the current business of Genomic can be found in Genomic’s filings with the SEC. The forward-looking statements in this new release represent Genomic’s and Cartesian’s judgment as of the date of this release. Genomic and Cartesian disclaim any intent or obligation to update these forward–looking statements.